SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated February 18, 2026, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, Argentina – February 18, 2025 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), informs  holders of options to receive shares (“warrants”) that the final exercise window will take place from February 17 to February 25, 2026. Please note that Caja de Valores and/or the respective intermediaries may establish earlier internal cut-off dates for the receipt of exercise instructions.

In accordance with the applicable terms and conditions, each warrant entitles its holder to receive 1.5417 common shares, each with a par value of ARS 1, at an exercise price of USD 0.3669 per share.

For this final exercise window, holders may elect to exercise their warrants under the “Net Exercise with Par Value Contribution” (cashless) modality, as approved by the Shareholders’ Meeting held on October 30, 2025. Under this alternative, holders will receive shares equivalent to the difference between the cash exercise price and the market value of the business day prior to the start of the exercise period, and will only be required to pay the par value of the shares to be issued (ARS 1 per share), plus the ADS issuance fee charged by BNY (USD 0.05 per ADS), in the event of conversion of common shares into ADS.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 18, 2026
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